UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 0)*

China Yuchai International Ltd.

(Name of Issuer)

Common Stock, par value US $0.10 per share

(Title of Class of Securities)

G21082105

(CUSIP Number)

Himanshu H. Shah

Shah Capital Management

2301 Sugar Bush Rd, Suite 510

Raleigh, NC 27612

(919) 719-6360

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21082105	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER None
	6.	SHARED VOTING POWER 344,806
	7.	SOLE DISPOSITIVE POWER None
	8.	SHARED DISPOSITIVE POWER 344,806

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,806
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.92%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. G21082105	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shah Capital Opportunity Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER N/A
	6.	SHARED VOTING POWER 3,810,000
	7.	SOLE DISPOSITIVE POWER N/A
	8.	SHARED DISPOSITIVE POWER 3,810,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,810,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.12%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G21082105	13G	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer China Yuchai International Ltd.

	(b)	Address of Issuer’s Principal Executive Offices 16 Raffles Quay #26-00 Hong Leong Building Singapore U0 048581

Item 2.	(a)

Name of Person Filing

(i)       Shah Capital Management, Inc. (“Shah Capital”)

(ii)       Shah Capital Opportunity Fund LP (“Shah Opportunity”)

(iii)       Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital

	(b)	Address of the Principal Office or, if none, residence 2301 Sugar Bush Rd, Ste. 510 Raleigh, NC 27612

	(c)	Citizenship Shah Capital is a North Carolina corporation. Shah Opportunity is a Delaware limited partnership. Mr. Shah is a citizen of the United States of America.

	(d)	Title of Class of Securities Common Stock, par value US $0.10 per share

	(e)	CUSIP Number G21082105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. G21082105	13G	Page 5 of 6 Pages

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

			Shah Capital Management	Shah Capital Opportunity Fund LP	Himanshu H. Shah
(a)	Amount beneficially owned:		344,806	3,810,000	4,221,152
(b)	Percent of class:		0.92%	10.12%	11.22%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	None	None	66,346
	(ii)	Shared power to vote or to direct the vote:	344,806	3,810,000	4,154,806
	(iii)	Sole power to dispose or to direct the disposition of:	None	None	66,346
	(iv)	Shared power to dispose or to direct the disposition of:	344,806	3,810,000	4,154,806

As of August 12, 2024, 37,632,131 shares of common stock, par value US $0.10 per share were outstanding.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. G21082105	13G	Page 6 of 6 Pages

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	President and Chief Investment Officer

Date:	September 3, 2024

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
Name:	Himanshu H. Shah
Title:	Managing Member

Date:	September 3, 2024